SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934


                      Press Release dated October 25, 2000

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Eiger Technology, Inc.


Date: October 2, 2000                  Mr. Gerry A. Racicot
                                       President

                                  [LOGO] Eiger
                                            technology inc.

For Immediate Release                                Wednesday, October 25, 2000

Eiger Technology Inc. Announces Strategic Relationship with DataPlay

Toronto, Ontario - Eiger Technology Inc. (Eiger), a leading manufacturer of MP3 Digital Portable Player is pleased to announce that it's subsidiary Eiger Labs Group Inc. has entered into a strategic relationship with DataPlay.

This strategic relationship will enable Eiger to design a MP3 Digital Portable Player that utilizes DataPlay storage device. The most expensive part in a MP3 player is the flash memory it uses. DataPlay has developed a micro-optical engine and a quarter-sized digital media as a storage device. The miniature DataPlay digital media is a recordable 250MB and 500MB miniature optical disc that supports both users recordable and pre-recorded content and will retail between $ 5 and $ 12. Compared to todays memory devices such like Smart Media, MMC and SD that cost more than a $ 1.00 per MB, DataPlay optical disc will cost only $ .02 per MB. This definitely solved the high cost of memory requirements for MP3 Players.

This strategic relationship enhances the credibility of Eiger as a leader in advanced technology and provides enhanced offerings to its current product line.

DataPlay, Inc. is the developer of universal media solutions for the delivery and management of all forms of digital content across all digital devices and platforms. Visit DataPlay's website at www.dataplay.com.

Eiger Technology Inc. is headquartered in Toronto, Ontario. Through its facilities in South Korea, New Jersey and California, Eiger offers its OEM customers SDMI compliant and Multi-Codec solutions like MP3, WMA, and AAC. As well, Eiger designs and manufactures 56Kfax/modems, DSL modems and combination fax/ethernet cards for the OEM market. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology Inc.'s website at www.eigertechnology.com.

                                      -30-

For More Information, Please Contact:
Gerry Racicot or Keith Attoe
Eiger Technology Inc.
416-216-8659

The management of the company take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.